AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

23 May 2002

02042169

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 JUN 20 AM 11:10

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the Financial Result Announcement dated 22 May 2002, Re: Quarterly report on consolidated results for the financial period ended 31 March 2002 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dlw 6/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

Financial Result Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 22-05-2002 06:25:19 PM
Reference No AA-020522-93DDA

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Amsteel Corporation Berhad**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **Chan Poh Lan**

* Designation : **Secretary**

*** Financial Year End : 30-06-2002**

*** Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other**

Quarterly report on consolidated results for the financial period ended
*** 31-03-2002 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-03-2002 [dd/mm/yyyy] RM'000	31-03-2001 [dd/mm/yyyy] RM'000	31-03-2002 [dd/mm/yyyy] RM'000	31-03-2001 [dd/mm/yyyy] RM'000
1	(a)	Revenue	1,411,119	1,288,135	4,092,652	3,835,109
	(b)	Investment income	6	885	466	2,034
	(c)	Other income	4,537	7,575	13,002	24,243
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	138,546	17,913	486,444	300,036
	(b)	Finance Cost	-111,257	-152,300	-377,480	-449,011
	(c)	Depreciation and amortisation	-80,303	-77,438	-232,114	-228,203
	(d)	Exceptional items				
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-53,014	-211,825	-123,150	-377,178

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

22 MAY 2002

(f)	Share of profits and losses of associated companies	-30,764	-53,157	-48,696	-88,769
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-83,778	-264,982	-171,846	-465,947
(h)	Income tax	-52,974	-7,906	-85,774	-45,980
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-136,752	-272,888	-257,620	-511,927
(ii)	Minority interests	8,656	52,066	12,207	88,222
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-128,096	-220,822	-245,413	-423,705
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-128,096	-220,822	-245,413	-423,705
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-10.17	-17.53	-19.48	-33.64
(b)	Fully diluted (based on ordinary shares - sen)	-10.17		-19.48	
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-0.8300	-0.6500

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Amsteel.xl

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

22 MAY 2002

QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 31/3/2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 31/3/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001 RM'000	CURRENT YEAR TO DATE 31/3/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001 RM'000
1.	(a)	Revenue		1,411,119	1,288,135	4,092,652	3,835,109
	(b)	Investment income		6	885	466	2,034
	(c)	Other income		4,537	7,575	13,002	24,243
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	5	138,546	17,913	486,444	300,036
	(b)	Finance cost		(111,257)	(152,300)	(377,480)	(449,011)
	(c)	Depreciation and amortisation		(80,303)	(77,438)	(232,114)	(228,203)
	(d)	Exceptional items	2	-	-	-	-
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items		(53,014)	(211,825)	(123,150)	(377,178)
	(f)	Share of profits and losses of associated companies		(30,764)	(53,157)	(48,696)	(88,769)
	(g)	Profit/(loss) before income tax, minority interests and extraordinary items		(83,778)	(264,982)	(171,846)	(465,947)
	(h)	Income tax	4	(52,974)	(7,906)	(85,774)	(45,980)
	(i)	(i) Profit/(loss) after income tax before deducting minority interests		(136,752)	(272,888)	(257,620)	(511,927)
		(ii) Less minority interests		8,656	52,066	12,207	88,222
	(j)	Pre-acquisition profit/(loss), if applicable		-	-	-	-
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company		(128,096)	(220,822)	(245,413)	(423,705)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit/(loss) attributable to members of the company		(128,096)	(220,822)	(245,413)	(423,705)
3.		Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :-					
	(a)	Basic (based on 1,259.6 million ordinary shares) (sen)		(10.17)	(17.53)	(19.48)	(33.64)
	(b)	Fully diluted (sen)		(10.17)	-	(19.48)	-

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 31/3/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2001 RM'000
1.	Property, Plant and Equipment		5,515,326	5,701,823
2.	Forest Concessions		336,019	344,116
3.	Land And Development Expenditure		391,226	398,130
4.	Investment Properties		806,068	807,104
5.	Hotel Property		159,821	159,821
6.	Associated Companies		1,047,521	1,163,977
7.	Interest In Joint-ventures		9,409	9,409
8.	Long Term Investments		180,635	156,461
9.	Goodwill On Consolidation		234,722	228,855
10.	Other Intangible Assets		126,596	122,148
11	Current Assets			
	Inventories		984,782	943,008
	Land And Development Expenditure		235,749	213,225
	Amount Due From Contract Customers		3,276	3,025
	Trade Receivables		759,607	758,649
	Deposits, Cash And Bank Balances		941,407	789,257
	Other Debtors, Deposits and Prepayment		962,148	879,329
			3,886,969	3,586,493
12.	Current Liabilities			
	Trade Payables		847,406	791,237
	Other Payables		2,831,662	2,402,632
	Amount Due To Contract Customers		1,484	1,456
	Short Term Borrowings	10	6,871,323	6,951,527
	Provision For Taxation		255,361	248,964
	Proposed Dividend		0	453
			10,807,236	10,396,269
13.	Net Current Assets/(Liabilities)		(6,920,267)	(6,809,776)
			1,887,076	2,282,068
14.	Shareholders' Funds			
	Share Capital		629,797	629,797
	Reserves			
	Share Premium		230,188	230,188
	Revaluation Reserve		616,085	649,007
	Capital Reserve		161,267	135,415
	Retained Profit / (Loss)		(2,559,188)	(2,340,467)
	Others		232,275	226,046
			(689,576)	(470,014)
15.	Minority Interests		2,029,877	2,073,668
16.	Long Term Borrowings	10	459,553	583,503
17.	Other Long Term Liabilities		12,097	19,820
18.	Deferred Taxation		75,125	75,091
			1,887,076	2,282,068
19.	Net tangible assets/(liabilities) per share (RM)		(0.83)	(0.65)

NOTES

1. ACCOUNTING POLICIES

The financial statements of the Group are prepared using accounting policies and method of computation consistent with those adopted in the most recent annual financial statements in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board that are applicable for the current financial year. There have been no significant changes to these policies.

2 EXCEPTIONAL ITEMS

There were no exceptional items for the current quarter and financial year-to-date.

3. EXTRAORDINARY ITEMS

There were no extraordinary items for the current quarter and financial year-to-date.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001 RM'000	CURRENT YEAR TO DATE 31/3/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001 RM'000
4. INCOME TAX				
(a) Current	16,835	8,285	48,034	41,566
(b) Deferred	(32)	(57)	(57)	(105)
(c) Associated companies	729	18	2,329	4,870
(d) Under/(Over) provision in respect of prior years	35,442	(340)	35,468	(351)
	52,974	7,906	85,774	45,980

Although the Group incurred a net loss from ordinary activities in the current quarter and financial year-to-date, a provision for taxation has been made due mainly to losses of certain subsidiary companies which for tax purposes cannot be set off against profit of other companies within the Group and certain expenses which are not deductible for tax purposes.

5. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND / OR PROPERTIES

Profit/(loss) on disposal of unquoted investments	-	-	26,803	-
Profit/(loss) on disposal of land	-	16	-	(7,790)

6. QUOTED SECURITIES

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/3/2002 RM'000	CURRENT YEAR TO DATE 31/3/2002 RM'000

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-

Total purchases	-	26,351
Total disposals	4,275	68,048
Total profit/(loss) on disposal	(1,898)	48,012

The Group's investments in quoted securities as at end of the reporting period are as follows :-

At cost	68,894
At net book value	68,894
At market value	31,446

7. CHANGES IN THE COMPOSITION OF THE GROUP

There were no material changes in the composition of the Group for the current quarter and financial year-to-date, except for the following :

7.1 Acquisition of 49% equity interest in Lion Gateway Parade Sdn Bhd thereby increasing the Group's equity interest to 100%.

7.2 Disposal of the entire 60% equity interest in Excellent Strategy Sdn Bhd.

8. STATUS OF CORPORATE PROPOSALS

No	Date of Announcement	Subject	Status
1	28.2.2002	Proposed disposal by Amsteel Securities (M) Sdn Bhd of the following to Affin-UOB Securities Sdn Bhd, for a cash consideration of RM42.253 million : i) dealers' licence; ii) 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd; and iii) certain fixed assets.	Approvals obtained from : a) Foreign Investment Committee on 23.4.2002; b) Securities Commission on 15.5.2002. Pending approval of : a) shareholders of the Company; b) KLSE; and c) any other relevant authorities, including Monetary Authority of Singapore.
2	7.12.2001	Proposed disposal by the Amsteel Group of its remaining 12.95% equity interest in eCyberChina Holdings Limited to Shen Gang Limited and Grand Marvelous Limited for a total cash consideration of HK$48.323 million.	Pending approval of : a) Securities Commission; b) shareholders of the Company; and c) any other relevant authorities.
3	20.6.2001	i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000; and ii) Proposed settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.10 milion as at 30.4.2001, for an amount of RM113.85 million, to be satisfied by SCB in the following manner : i) RM10,000,500 in cash; and ii) the balance sum of RM103,999,500 to be paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share, which shall comprise, at the discretion of SCB, existing issued and paid-up SCB shares ("SCB Secondary Shares") or new SCB shares to be issued ("SCB Primary Shares") or a combination of SCB Secondary Shares and SCB Primary Shares.	Approvals obtained from : a) Foreign Investment Committee on 27.10.2001; b) Securities Commission on 29.1.2002 and 7.2.2002; c) Ministry of International Trade and Industry on 19.3.2002; and d) Kuala Lumpur Stock Exchange on 22.4.2002 and 14.5.2002. Pending approval of : a) shareholders of the Company; b) shareholders of SCB; and c) any other relevant authorities.
4	15.2.2001	i) Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") at a consideration of RM108.23 million to be satisfied as follows : a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by the Company to JCorp ("Proposed Disposal of 100% LGP"); b) Cash payment of RM17.25 million; and c) Proposed settlement of inter-company indebtedness between the Company and AMSB. ("Proposed Acquisition of Antara")	Approvals obtained from : a) Ministry of International Trade and Industry on 13.6.2001; b) Ministry of Finance on 13.6.2001; c) Foreign Investment Committee on 15.6.2001 and 27.6.2001; d) Securities Commission on 8.5.2002 and 10.5.2002; e) Shareholders of LLB on 28.3.2002; and f) Shareholders of the Company on 23.4.2002. Pending completion.

No	Date of Announcement	Subject	Status
5	5.7.2000, 19.10.2000, 19.2.2001, 27.2.2001, 30.3.2001, 2.5.2001, 8.10.2001 and 26.3.2002	Proposed groupwide restructuring scheme with the objective to : a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involve inter-alia the following corporate proposals :	- Approval obtained from : a) Ministry of International Trade and Industry on 23.4.2002 (for LCB and AMB only; not applicable to Amsteel) b) Foreign Investment Committee on 29.4.2002 and 3.5.2002; and c) Bank Negara Malaysia on 3.5.2002. - Pending approval of : a) Securities Commission; b) KLSE; c) Scheme Creditors; d) Shareholders of the Company and all other participating companies concerned; and e) Any other relevant authorities. - Orders granted by the High Court to convene the following meetings of the relevant companies to approve the Proposed GWRS pursuant to Section 176 (1) of the Companies Act, 1965 : a) Financial Institution creditors'/members' meetings before 1.10.2002; and b) Non-Financial Institution creditors' meetings before 2.11.2002.
5.1		Proposed disposal of 40% equity interest in Megasteel Sdn Bhd to Lion Corporation Berhad ("LCB") Group for a consideration of RM1,007.92 million.	
5.2		Proposed disposal of 50.45% equity interest in Lion Land Berhad ("LLB") to LCB Group for a consideration of RM260.47 million.	
5.3		Proposed disposal of 59.47% equity interest in Chocolate Products (Malaysia) Berhad to LLB Group for a consideration of RM201.5 million.	
5.4		Proposed disposal of 83.70% equity interest in Posim Berhad to LLB Group for a consideration of RM499.42 million.	
5.5		Proposed disposal of 52.34% equity interest in Silverstone Berhad to Angkasa Marketing Berhad ("AMB") Group for a consideration of RM133.82 million.	
5.6		Proposed offer for sale of 289.95 million LCB shares to eligible shareholders of LCB.	
5.7		Proposed acquisition of 30% equity interest in Akurjaya Sdn Bhd from Horizon Towers Sdn Bhd for a consideration of RM399.28 million.	
5.8		Proposed acquisition of an aggregate of 45% equity interest in Avenel Sdn Bhd from AMB (20%) and LLB (25%) for a consideration of RM1.00 respectively and the payment by AMB and LLB of a total of RM202.68 million to the Company.	
5.9		Proposed acquisition by Umatrac Enterprises Sdn Bhd of an aggregate of 27% equity interest in Hiap Joo Chong Realty Sdn Bhd from : a) LCB (13.5%) for a consideration of RM1.91 million to be netted-off against inter-company balances with LCB Group; and b) Teck Bee Mining (M) Sdn Bhd (13.5%) for a consideration of RM1.91 million to be satisfied by the issuance of RM1.91 million in value of new shares in the Company.	

No	Date of Announcement	Subject	Status
5.10		Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.	
5.11		Proposed acquisition of 100% equity interest in Lion Plaza Sdn Bhd for a consideration of RM35.66 million to be satisfied by an issuance of RM35.66 million Amsteel bonds.	
6	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

Note : The status of corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

9. ISSUE OF SHARES

No new shares were issued during the current quarter and financial year-to-date.

10. GROUP BORROWINGS AND DEBT SECURITIES

			AS AT END OF CURRENT QUARTER 31/3/2002
	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	1,420,845	391,534	1,812,379
Unsecured	5,450,478	68,019	5,518,497
	6,871,323	459,553	7,330,876

The Group's borrowings are denominated in the following currencies:

	Foreign Currency '000	Local Currency RM'000
Ringgit Malaysia	-	2,673,216
US Dollar	1,033,211	3,926,316
Renminbi	1,525,606	700,406
Others	7,936	30,938
		7,330,876

11. CONTINGENT LIABILITIES

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000
Legal claim in respect of the termination of contract of a sub-contractor	10,600
	323,600

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no material financial instruments with off balance sheet risk as at 15 May 2002.

13. MATERIAL LITIGATION

i) *In the Kuala Lumpur High Court Summons No.D2-22-102-99 filed on 13 January 1999, Bank of Tokyo-Mitsubishi (M)* Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84 being the amount outstanding under a Revolving Credit Facility of RM10 million granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for summary judgment. BTML has appealed to the Judge against the SAR's decision. The Judge has on 5 February 2002 directed the parties to file their submissions within certain timelines.The matter is fixed for mention on 2 July 2002.

The Directors have been advised that Amsteel has a defence to the claim.

ii) In the Kuala Lumpur High Court Summons No.D5-22-381-1999 filed on 11 February 1999, Bank of Tokyo-Mitsubishi (M) Ltd (Labuan Branch) ("BTML") sued Amsteel for recovery of the sum of USD4,034,663.27 being the amount outstanding under the Standby Letter of Credit Facility of RM15 million granted by BTML to Amsteel vide BTML's letter of offer dated 5 January 1994 ("the BTML Suit"). The Senior Assistant Registrar ("SAR") had on 19 October 2000 allowed BTML to enter summary judgment against Amsteel for the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) together with commission charges but had disallowed BTML's claim for interest and costs.

BTML's claim for interest calculated on the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) at the rate of 2.25% per annum above BTML's Cost of Funds from 3 December 1998 to the date of full settlement will proceed to full trial. The suit was withdrawn by BTML on 27 March 2002.

iii) Amsteel together with Silverstone Berhad ("SS"), Angkasa Marketing Berhad, Lion Corporation Berhad and Lion Land Berhad (collectively "Lion Group") have in Kuala Lumpur High Court Summons No. D7-22-2139-2000 filed on 17 November 2000, sued BTML for, inter-alia:-

a) an injunction to restrain BTML from the filing of a winding-up petition against Amsteel on the basis of summary judgment obtained in the BTML Suit on 19 October 2000 ("Injunction Application"); and
b) a declaration that the service of the Section 218 Notices on Amsteel under the threat of winding-up Amsteel was intended for collateral purposes to bring undue pressure on the Lion Group to bear, and calculated to interfere, harass and disrupt the management of the Lion Group, and any subsequent winding-up petitions filed thereto is an abuse of process.

BTML has applied to strike out the Lion Group's Statement of Claim ("Striking out Application"). The Lion Group has on 2 April 2002 filed a notice of discontinuance of the suit, with liberty to file a fresh.

iv) In Kuala Lumpur High Court Summons No.D4-22-3325-1999 filed on 29 December 1999, Tafco Development Sdn Bhd and Haji Ariffin Bin Haji Ismail (collectively "the Plaintiffs") had commenced legal action against, inter-alia, Ambang Maju Sdn Bhd ("AMSB"), Avenel and several officers of Amsteel (collectively "the Defendants") for, inter-alia :-

(a) a declaration that the third party legal charges created by AMSB over AMSB's lands measuring approximately 807.9 acres in area ("Lands") in favour of a lender ("Lender") as security for advances granted to a related corporation contravene the Companies Act, 1965 and hence, is null and void and of no legal effect;
(b) recovery of 30% of RM100 million on the basis that the Lands, once developed, would be worth more than RM100 million; and
(c) alternatively, an order compelling AMSB to purchase 30% of the Land at market price.

The aforementioned Defendants have filed a conditional appearance and applied to the Court to strike out the writ of summons and statement of claim ("Striking Out Application"). The suit was withdrawn by the Plaintiffs on 20 March 2002.

v) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as ("Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Optima Jaya Sdn Bhd ("Optima Jaya") and Amsteel. Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement"), Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya, the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against the Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the court's decision ("Appeal on Stay Applications"). The Court has fixed the matter a mention date of 20 August 2002 in respect of the appeal.

Applications for summary judgement have been filed:-

(i) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Takenaka Group SJ Application"); and
(ii) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application")

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 25 July 2002.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter judgement against each of Optima Jaya and Amsteel ("Itochu Judgement") in the following sums: -

i) the sum of RM2,183,225.13 due as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;
ii) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45 million from 1 August 2000 to 8 February 2001 and on the sum of RM36 million from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36 million from 31 October 2000 to date of full payment; and
iii) costs to be taxed by the Court.

Optima Jaya and the Company have appealed against the Itochu Judgement ("Appeal of Itochu Judgement") The appeal in respect of the Itochu Judgement is fixed for hearing on 29 May 2002. Optima and the Company have also applied for a stay in execution of the Itochu Judgment and the application is fixed for hearing on 7 August 2002.

The Directors have been advised that Optima Jaya and Amsteel have a reasonable chance of :
(a) defending the Takenaka Group SJ Application; and
(b) succeeding in the Appeal of the Itochu Judgement.

vi) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd. ("Atelier") and Lion Asia Investment Pte. Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7 million in respect of services provided in relation to eight properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(i) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts, which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,
(ii) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court O.S. No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the Hight Court's order on, inter alia, the ground that both questions of law and fact should be decided by the arbitrator. No hearing date has been fixed in respect of the appeal.

The arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the arbitrator. At a meeting with the Arbitrator held on 20 March 2002, the Arbitrator set the timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court.

Lion Asia has been advised that it has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

vii) Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No. 22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT228[illegible]-22855 Lot nos. 2900N-2904N, Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560.00. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim. The matter is now fixed for mention on 28 June 2002 for case management.

LIP has been advised that it has a good defence as TR had not suffered any actual damages.

Note : The material litigation of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

14. SEGMENTAL INFORMATION

By Industry :

	Turnover	Profit / (Loss)	Total Assets Employed
	RM'000	RM'000	RM'000
Steel	901,829	76,044	2,076,501
Motor	200,530	(17,528)	421,633
Tyre and chemicals	337,725	(5,465)	1,163,788
Food and agricultural products	624,078	9,851	3,154,265
Retail and distribution	1,716,112	86,744	1,359,944
Property	225,912	72,951	2,338,527
Finance and services	16,505	(3,763)	135,102
Investment holding and others	69,961	32,121	987,622
	4,092,652	250,955	11,637,382
Share of associated companies		(48,696)	1,047,521
Share of joint-venture		-	9,409
Net interest expenses		(364,478)	-
Amortisation of goodwill on consolidation		(9,627)	-
		(171,846)	12,694,312

By Geographical Location :

	Revenue	Profit / (Loss)	Total Assets Employed
	RM'000	RM'000	RM'000
Malaysia	2,426,270	199,287	8,169,795
Overseas	1,666,382	51,668	3,467,587
	4,092,652	250,955	11,637,382
Share of associated companies		(48,696)	1,047,521
Share of joint-venture		-	9,409
Net interest expenses		(364,478)	-
Amortisation of goodwill on consolidation		(9,627)	-
		(171,846)	12,694,312

15. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group's revenue for the quarter under review increased by 5% to RM1.4 billion. This was mainly due to higher sales achieved by the steel and food and agricultural divisions. The steel division recorded higher sales of wire rods while the forestry arm garnered higher sales of paper compared to the previous quarter. The Group's brewery companies in China reported a 38% increase in revenue as consumption of beer increased with the onset of the warmer season.

A loss before taxation of RM83.8 million was recorded for the quarter under review as against a loss of RM110.0 million in the previous quarter. The lower loss was attributable to the improved results from the brewery companies and the forestry arm.

16. REVIEW OF PERFORMANCE

The revenue of the Group for the nine months ended 31 March 2002 at RM4.1 billion was 7% higher compared with the preceding year's corresponding period. The increase was mainly due to higher sales achieved by the steel division. Our retail and distribution division also reported an encouraging improvement in revenue over the preceding year's corresponding period. However, this was mitigated to a certain extent by lower revenue from the Group's forestry arm due to restricted logging activities imposed by the state government.

A loss of RM171.8 million was reported for the financial year-to-date as compared to a loss of RM465.9 million for the preceding year's corresponding period due mainly to the gain on disposal of a subsidiary company and an associated company in the current period amounting to RM77.8 million, higher profit from the steel division and improved results from the Group's associated company, Megasteel Sdn Bhd.

17. SUBSEQUENT EVENTS

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group are not subject to material seasonal or cyclical effects except for the following :

i) Our China brewery division normally records higher sales during the summer season ie in the June and September quarters.
ii) Our retail division normally records higher sales during the festive seasons and school holidays.
iii) Our timber extraction activities are normally reduced during the wet weather season between October and February. Demand for timber is cyclical in that it is higher during the property and construction industry boom.

19. PROSPECTS

Barring unforeseen circumstances, the Directors of the Group expect the operating performance of the Group to improve.

20. VARIANCE OF ACTUAL RESULTS FROM FORECASTED PROFIT AND SHORTFALL IN PROFIT GUARANTEE

This note is not applicable.

21. DIVIDEND

No interim dividend has been recommended for the quarter under review.